

Mail Stop 3720

August 13, 2008

Via Mail and Facsimile

Rinaldi Firmansyah
President Director
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk
Jalan Japati, 1
Banung 40133
Indonesia

> **Re: Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 23, 2008**
> **File No. 001-14406**

Dear Mr. Firmansyah:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. You should confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

General

1.   Please note that the annual report to shareholders must be filed as an exhibit to Form 20-F if information contained in the annual report is incorporated by reference in the Form 20-F. Note, only those portions of the annual report incorporated by reference are deemed to be filed as part of the Form 20-F. Refer to Rule 12b-23 under the Exchange Act.

Item 6. Directors, Senior Management and Employees

2.   The Form 20-F should incorporate by reference the discussion under Report of Audit Committee and Report of the Nomination and Remuneration Committee, on pages 157 and 161, respectively, of the annual report to shareholders. Refer to Item 6.C.3 of Form 20-F.

Item 7. Major Stockholders and Related Party Transactions

Government as a Customer, Annual Report, page 17

3.   We note your statement that government entities, in the aggregate, constitute your largest customer. In the future, please provide disclosure addressing their significance to you, such as indicating the percentage of your total revenues they represent individually or in the aggregate.

Independent Auditors' Report, page F-2

4.   Please refer to the disclosures at the bottom of the page after the signature of Drs. Irhoan Tanudiredja, CPA. Tell us why it is appropriate to include this language restricting the use of the audit report and why you believe it complies with Article 2 of Regulation S-X.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786 or me at (202) 551-3810 with any other questions.

                                                    Sincerely,

                                                    Larry Spirgel
                                                    Assistant Director